UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            CACTUS MULTIMEDIA I, INC.
                 (Name of Small Business Issuer in its charter)

            Delaware                                          65-0907796
 (State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                         Identification Number)

        235 Lincoln Road, Suite 204, Miami Beach, Florida         33139
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          (Address of principal executive offices)              (Zip Code)

       Registrant's telephone number, including area code: (305) 672-9200

           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
                                (Title or class)

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Cactus Multimedia I, Inc.

Date: February 11, 2000                      /s/ R S Schmitt
                                             -----------------------------
                                             R S Schmitt, President and Director

INDEPENDENT AUDITORS' REPORT

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To the Stockholders
Cactus Multimedia I, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Cactus Multimedia I, Inc. (a development stage company) as of September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from inception (March 29, 1999) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cactus Multimedia I, Inc. as of September 30, 1999, and the results of its operations, and its cash flows for the period from inception (March 29, 1999) through September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has minimal working capital as of September 30, 1999. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of the foregoing uncertainties.

/s/ KAUFMAN, ROSSIN & CO.

Miami, Florida
December 1, 1999

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